Exhibit 13.0

                                 April 11, 2002

Dear:  Shareholders, Customers, and Friends of Pacific State Bank

What a year 2001 was for Pacific State Bank and all of us. In retrospect, the year 2001 that our bank, our communities, and our country experienced was truly a challenge in many ways. For Pacific State Bank the year started out slowly; requiring intense cost control evaluation, as well as strong asset and liability management. In addition, Management anticipated the potential for prime rate reductions, however we did not foresee the need for eleven reductions. As management began restructuring our company's balance sheet and income statement for the many financial issues that it anticipated; California was hit with raising energy cost adding unplanned costs to all of our daily lives. The energy issue so concerned and perplexed me that I contacted many of our small business customers and friends to evaluate the effects of raising energy costs on them and their businesses. Due to my research; and the information provided to me by many of you on your plight to save energy, I was asked to address Senator Michael Machado's Senate Committee on the effect of the "Energy Crisis" on the banking industry. The committee was comprised of members of the California State Senate Banking Committee, which heard testimony from a cadre of financial institutions from all areas of the state. The testimony made to the committee led to information that aided in protecting small business and it's dealings with the large utilities in the state.

The 2nd and 3rd quarters brought solid financial growth and performance to the Bank. Pacific State Bank increased earnings and grew assets at a strong and steady pace. Then on September 11, 2001 all of our worlds stood still as our nation dealt with the horror and destruction that was leveled onto New York City and Washington D.C. As we all know the loss of life and financial issues that were created by this devious act of cowardice were unprecedented. Pacific State Bank and its staff made contributions of several thousand dollars toward the 9-11 fund.

As we began to restore a bit of normalcy back into our daily lives, Pacific State Bank charged into the 4th quarter. The bank entered into an agreement to purchase the deposits and loans of the California Bank and Trust's Stockton Branch in December. Pacific State Bank also pushed profits to record levels earning over $1,000,0000 for the second consecutive year. Year-end 2001 also reported the fifth consecutive year of increased profits; Pacific State Bank's management takes great pride in this accomplishment. 2001 also produced an increase in Pacific State Bank's market price per share of more than 28%. Increasing Pacific State Bank's Market Capitalization to $11,395,410. For further information on Pacific State Bank and our stock visit our website at www.pacificstatebank.com.

The 1st quarter of 2002 has proven to be just as exciting as 2001. Our shareholders approved the purchase of the California Bank and Trust branch in February and the transaction closed as scheduled on March 15th. The completed purchase pushed the bank's total assets to record levels $145,000,000. In addition to adding millions in new assets Pacific State Bank gained over 1,000 new customers from throughout San Joaquin County. Please join me in welcoming all of our new friends, customers and staff to the Pacific State Bank family.

2002 marks Pacific State Bank's 15th year in operation. An important issue for the Board of Directors and I is that of financial privacy; an important concern for all of us. Pacific State Bank was formed based on the premises that financial privacy is to be maintained at all times for our customers and shareholders. Rest assure that Pacific State Bank will not sell your financial information to a third party without your written consent. It is the bank's policy to protect the privacy of all our customers and shareholders. You may obtain a copy of our privacy policy from our website or by visiting any of our seven branches.

In closing on May 9th the Pacific State Bank's 15th annual meeting will take on a special connotation. This year's meeting is very important because we are asking you the shareholder to approve the creation of Pacific State Bancorp, our new bank holding company. So please return your proxy with a vote for approval of the holding company and your Board of Directors as quickly as possible. Pacific State Bancorp's development will enable the bank's successful growth trends to continue into the future.

Thank you again for all of your support and investment in Pacific State Bank. Pacific State Bank is a community bank and you are our community. Please visit or call any of our seven branches to find out more about the banking services you can obtain from Pacific State Bank

Sincerely,


Steven A. Rosso
President and Chief Executive Officer

                        SELECTED CONDENSED FINANCIAL DATA


(Dollars in thousands, except share data)                                        Year Ended December 31,
                                                   --------------------------------------------------------------------------------
Statements of Income:                                2001              2000              1999              1998              1997
                                                   --------          --------          --------          --------          --------
Total Interest Income                              $  9,195          $  9,720          $  7,586          $  6,428          $  5,962
Net Interest Income                                   5,614             5,735             4,693             4,127             3,437
Provision for Loan Losses                               383               300               330               228               225
Total Other Income                                    1,259               748             1,180               762               648
Net Income                                            1,036             1,009               743               476               276

Balance Sheets:
Total Assets                                        121,247           113,809           104,264            81,557            77,612
Total Loans                                          98,280            83,644            71,853            50,915            45,265
Allowance for Loan Losses
(ALLL)                                                1,172             1,001               796               568               391
Total Deposits                                      111,104           104,747            96,586            75,184            71,852
Shareholders' Equity                               $  9,378          $  8,047          $  6,165          $  5,783          $  5,180
Performance Ratios:
Return on Average Assets                                .87%              .92%              .80%              .64%              .40%
Return on Average Equity                              12.04%            13.93%            12.02%             8.88%             5.53%
Average Equity to Average
Assets                                                 7.24%             6.57%             6.64%             7.16%             7.14%
Tier 1 Risk-Based Capital                              9.15%             9.06%             8.40%             9.10%             8.60%
Total Risk-Based Capital                              10.29%            10.20%             9.40%            10.00%             9.30%
Net Interest Margin                                    5.15%             5.66%             5.57%             6.23%             5.57%
Earning Assets to Total Assets                        91.74%            90.80%            90.70%            86.10%            90.00%
Nonperforming Assets to
Total Assets                                            .63%              .79%              .34%             1.25%              .50%
ALLL to Total Loans                                    1.19%             1.20%             1.10%             1.10%              .83%
Nonperforming Loans to ALLL                           65.41%            74.33%             7.91%            15.85%            98.97%

Share Data (Common
Shares Outstanding)                                 759,694           731,299           656,523           643,242           619,540
Book Value Per Share                               $  12.34          $  11.00          $   9.39          $   8.99          $   8.36
Basic Earnings Per Share                           $   1.40          $   1.41          $   1.14          $   0.76          $   0.45
Diluted Earnings Per Share                         $   1.32          $   1.35          $   1.08          $   0.69          $   0.41

                               PACIFIC STATE BANK

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                        DECEMBER 31, 2001, 2000 AND 1999

                                       AND

                          INDEPENDENT AUDITOR'S REPORT

[LOGO] PS

                          INDEPENDENT AUDITOR'S REPORT

The Shareholders and
  Board of Directors
Pacific State Bank

      We have audited the accompanying balance sheet of Pacific State Bank as of December 31, 2001 and 2000 and the related statements of Income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31,2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in a11 material respects, the financial position of Pacific State Bank as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31,2001, In conformity with accounting principles generally accepted In the United States of America.


                                        /s/ Perry-Smith LLP

February 8, 2002

400 CAPITAL MALL, SUITE 1200, SACRAMENTO, CA 95814
916.441.1000 FAX 916.441.1110 URL www. perry-smith.com

                               PACIFIC STATE BANK

                                  BALANCE SHEET

                           December 31, 2001 and 2000

                                                               2001             2000
                                                           -------------    -------------

                            ASSETS

Cash and due from banks                                    $   5,439,720    $   5,894,898
Federal funds sold                                             1,386,000        2,888,000
Investment securities (market value of $10,789,400
   in 2001 and $16,860,100 in 2000) (Notes 2 and 6)           10,788,600       16,864,590
Loans, less allowance for loan losses of $1,171,608
   in 2001 and $1,000,999 in 2000 (Notes 3, 7 and 11)         97,108,704       82,642,623
Other real estate                                                181,648          150,531
Bank premises and equipment, net (Note 4)                      4,620,147        3,561,937
Accrued interest receivable and other assets (Note 10)         1,721,977        1,806,641
                                                           -------------    -------------

                                                           $ 121,246,796    $ 113,809,220
                                                           =============    =============

                        LIABILITIES AND
                     SHAREHOLDERS' EQUITY

Deposits:
   Non-interest bearing                                    $  21,205,315    $  22,785,829
   Interest bearing (Note 5)                                  89,898,323       81,961,476
                                                           -------------    -------------

         Total deposits                                      111,103,638      104,747,305

Accrued interest payable and other liabilities                   765,219        1,015,147
                                                           -------------    -------------

         Total liabilities                                   111,868,857      105,762,452
                                                           -------------    -------------

Commitments and contingencies (Note 7)

Shareholders' equity (Note 8):
   Preferred stock - no par value; 2,000,000 shares
     authorized; none issued and outstanding                          --               --
   Common stock - no par value; 12,000,000
     shares authorized; issued and outstanding - 759,694
     shares in 2001 and 731,299 shares in 2000                 6,192,188        5,955,337
   Retained earnings                                           3,241,458        2,205,478
   Accumulated other comprehensive loss (Notes 2 and 13)         (55,707)        (114,047)
                                                           -------------    -------------

         Total shareholders' equity                            9,377,939        8,046,768
                                                           -------------    -------------

                                                           $ 121,246,796    $ 113,809,220
                                                           =============    =============

                     The accompanying notes are an integral
                       part of these financial statements.

                               PACIFIC STATE BANK

                               STATEMENT OF INCOME

              For the Years Ended December 31, 2001, 2000 and 1999

                                                   2001         2000          1999
                                                ----------   ----------   ----------
Interest income:
   Interest and fees on loans                   $8,167,597   $8,244,959   $6,564,307
   Interest on Federal funds sold                  219,034      605,026      368,577
   Interest on investment securities:
     Taxable                                       555,042      656,156      440,709
     Exempt from Federal income taxes              253,067      213,866      212,365
                                                ----------   ----------   ----------

         Total interest income                   9,194,740    9,720,007    7,585,958
                                                ----------   ----------   ----------

Interest expense:
   Interest on deposits (Note 5)                 3,580,965    3,977,550    2,878,570
   Interest on short-term borrowings (Note 6)          182        7,290       14,676
                                                ----------   ----------   ----------

         Total interest expense                  3,581,147    3,984,840    2,893,246
                                                ----------   ----------   ----------

         Net interest income                     5,613,593    5,735,167    4,692,712

Provision for loan losses (Note 3)                 382,500      300,000      331,000
                                                ----------   ----------   ----------

         Net interest income after provision
           for loan losses                       5,231,093    5,435,167    4,361,712
                                                ----------   ----------   ----------

Non-interest income:
   Service charges                                 403,154      346,795      384,672
   Rental income from other real estate              2,100        4,285       13,407
   Net gain on sale of investments (Note 2)         69,067
   Gain on sale of loans                           427,520      151,661      538,986
   Gain on sale of branch (Note 15)                 20,002
   Other                                           357,613      225,175      243,398
                                                ----------   ----------   ----------

         Total non-interest income               1,259,454      747,918    1,180,463
                                                ----------   ----------   ----------

Other expenses:
   Salaries and employee benefits (Notes 3
     and 12)                                     2,082,906    2,173,799    1,999,444
   Occupancy (Notes 4 and 7)                       527,781      478,809      446,919
   Furniture and equipment (Notes 4 and 7)         578,206      463,413      397,546
   Other (Note 9)                                1,745,674    1,503,882    1,612,697
                                                ----------   ----------   ----------

         Total other expenses                    4,934,567    4,619,903    4,456,606
                                                ----------   ----------   ----------

         Income before income taxes              1,555,980    1,563,182    1,085,569

Income taxes (Note 10)                             520,000      554,500      343,000
                                                ----------   ----------   ----------

         Net income                             $1,035,980   $1,008,682   $  742,569
                                                ==========   ==========   ==========

Basic earnings per share (Note 8)                  $  1.40      $  1.41      $  1.14
                                                   =======      =======      =======

Diluted earnings per share (Note 8)                $  1.32      $  1.35      $  1.08
                                                   =======      =======      =======

                     The accompanying notes are an integral
                       part of these financial statements.

                               PACIFIC STATE BANK

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

              For the Years Ended December 31, 2001, 2000 and 1999


                                                                                      Accumulated
                                                 Common Stock                           Other
                                          --------------------------                    Compre-
                                                                         Retained       hensive     Shareholders'
                                             Shares        Amount        Earnings    Income (Loss)      Equity
                                          -----------    -----------    -----------  -------------  -------------
Balance, January 1, 1999                      643,242    $ 5,321,930    $   454,227   $     7,157    $ 5,783,314

Net income                                                                  742,569                      742,569
Unrealized losses on available-for-sale
   investment securities                                                                 (439,406)      (439,406)
Stock options exercised and related tax
   benefit (Note 8)                            13,281         78,364                                      78,364
                                          -----------    -----------    -----------   -----------    -----------

Balance, December 31, 1999                    656,523      5,400,294      1,196,796      (432,249)     6,164,841

Net income                                                                1,008,682                    1,008,682
Unrealized gains on available-for-sale
   investment securities                                                                  318,202        318,202
Stock options exercised and related tax
   benefit (Note 8)                             8,276         56,293                                      56,293
Issuance of common stock (Note 8)              66,500        498,750                                     498,750
                                          -----------    -----------    -----------   -----------    -----------

Balance, December 31, 2000                    731,299      5,955,337      2,205,478      (114,047)     8,046,768

Net income                                                                1,035,980                    1,035,980
Unrealized gains on available-for-sale
   investment securities (Note 2)                                                          58,340         58,340
Stock options exercised and related tax
   benefit (Note 8)                            28,395        236,851                                     236,851
                                          -----------    -----------    -----------   -----------    -----------

Balance, December 31, 2001                    759,694    $ 6,192,188    $ 3,241,458   $   (55,707)   $ 9,377,939
                                          ===========    ===========    ===========   ===========    ===========


                                                                2001          2000         1999
                                                             ----------   -----------    ---------
Comprehensive income (Note 13):
   Net income                                                $1,035,980   $ 1,008,682    $ 742,569
                                                             ----------   -----------    ---------
   Other comprehensive income (loss):
     Unrealized holdings gains (losses) arising during the
       year, net of tax                                          99,780       318,202     (439,406)
     Less: reclassification adjustment for gains included
       in net income, net of tax                                 41,440
                                                             ----------   -----------    ---------

                                                                 58,340       318,202     (439,406)
                                                             ----------   -----------    ---------

         Total comprehensive income                          $1,094,320   $ 1,326,884    $ 303,163
                                                             ==========   ===========    =========

                     The accompanying notes are an integral
                       part of these financial statements.

                               PACIFIC STATE BANK

                             STATEMENT OF CASH FLOWS

              For the Years Ended December 31, 2001, 2000 and 1999

                                                            2001            2000            1999
                                                        ------------    ------------    ------------
Cash flows from operating activities:
   Net income                                           $  1,035,980    $  1,008,682    $    742,569
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Provision for loan losses                             382,500         300,000         331,000
       Deferred loan origination fees and costs,
         net                                                (108,257)       (176,426)        (42,963)
       Depreciation and amortization                         501,661         350,028         384,134
       Net gain on available-for-sale investment
         securities                                          (69,067)
       Net gain on sale of equipment                                          (3,116)
       Net decrease (increase) in loans held for sale                        220,500        (220,500)
       Provision for losses on other real estate               1,578          10,086
       Decrease (increase) in accrued interest
         receivable and other assets                         191,629        (524,801)        (32,520)
       (Decrease) increase in accrued interest
         payable and other liabilities                      (249,928)         38,730         423,832
       Deferred tax benefit                                  (81,000)       (116,000)       (159,000)
                                                        ------------    ------------    ------------

           Net cash provided by operating
              activities                                   1,605,096       1,107,683       1,426,552
                                                        ------------    ------------    ------------

Cash flows from investing activities:
   Proceeds from matured and called available-
     for-sale investment  securities                       7,299,300      24,000,000       4,910,000
   Proceeds from sale of available-for-sale
     investment securities                                 3,551,478
   Purchases of available-for-sale investment
     securities                                           (4,957,587)    (21,798,720)    (15,333,008)
   Proceeds from principal repayments from
     available-for-sale government-guaranteed
     mortgage-backed securities                              306,620         406,400         499,236
   Proceeds from principal repayments from
     held-to-maturity government-guaranteed
     mortgage-backed securities                               71,025         149,446         111,451
   Net increase in loans                                 (14,882,274)    (11,183,301)    (20,245,007)
   Proceeds from sale of other real estate                   109,255         144,938          16,067
   Purchase of other real estate                                                             (78,546)
   Capitalized other real estate costs                                       (13,200)        (10,140)
   Proceeds from sale of bank premises and
     equipment                                                                 9,700
   Purchases of bank premises and equipment               (1,563,537)       (484,962)     (1,088,399)
                                                        ------------    ------------    ------------

           Net cash used in investing activities         (10,065,720)     (8,769,699)    (31,218,346)
                                                        ------------    ------------    ------------

                                   (Continued)

                               PACIFIC STATE BANK

                            STATEMENT OF CASH FLOWS
                                  (Continued)
              For the Years Ended December 31, 2001, 2000 and 1999

                                                          2001           2000            1999
                                                      -----------    -----------    ------------
Cash flows from financing activities:
   Net increase in demand, interest-bearing and
     savings deposits                                 $ 8,325,687    $ 5,337,995    $  3,463,043
   Net (decrease) increase in time deposits            (1,969,354)     6,930,907      17,938,516
   Sale of Columbia branch deposits and facility                      (4,015,281)
   Proceeds from exercise of stock options                147,113         38,794          53,664
   Proceeds from the issuance of common stock                            498,750
   Net (decrease) increase in short-term
     borrowings                                                         (500,000)        500,000
                                                      -----------    -----------    ------------

           Net cash provided by financing
              activities                                6,503,446      8,291,165      21,955,223
                                                      -----------    -----------    ------------

           (Decrease) increase in cash and cash
              equivalents                              (1,957,178)       629,149      (7,836,571)

Cash and cash equivalents at beginning of year          8,782,898      8,153,749      15,990,320
                                                      -----------    -----------    ------------

Cash and cash equivalents at end of year              $ 6,825,720    $ 8,782,898    $  8,153,749
                                                      ===========    ===========    ============

Supplemental disclosure of cash flow information:

   Cash paid during the year for:
     Interest expense                                 $ 3,652,210    $ 3,595,256    $  2,680,365
     Income taxes                                     $   570,109    $   983,000    $    255,794

Non-cash investing activities:
   Real estate acquired through foreclosure           $   141,950                   $     40,447
   Net change in unrealized gain (loss) on
     available-for-sale investment securities         $    90,431    $   555,856    $   (744,737)

Supplemental disclosure related to sale:

   On October 13, 2000, the Bank sold certain assets and liabilities of the Columbia branch:

       Deposits sold                                                 $(4,107,330)
       Other liabilities                                                 (36,663)
       Premises and equipment                                             13,153
       Other assets                                                       95,557
       Gain on sale                                                       20,002
                                                                     -----------

         Cash provided                                               $(4,015,281)
                                                                     ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      General

      Pacific State Bank (the "Bank") commenced operations in 1987 and is a California state-chartered member bank of the Federal Reserve System. The Bank operates seven branches in California, including two branches in Stockton and branches in Modesto, Groveland, Arnold, Angels Camp and Tracy. An eighth branch in Columbia was sold in 2000 (Note 15). The Bank's primary source of revenue is providing loans to customers who are predominately small and middle-market businesses and individuals.

      The accounting and reporting policies of the Bank conform with generally accepted accounting principles and prevailing practices within the banking industry.

      Reclassifications

      Certain reclassifications have been made to prior years' balances to conform to classifications used in 2001.

      Cash and Cash Equivalents

      For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks and Federal funds sold. Generally, Federal funds are sold for one-day periods.

      Investment Securities

      Investments are classified into the following categories:

            o Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income or loss within shareholders' equity.

            o Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

      Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value.

      Gains or losses on the sale of securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. In addition, unrealized losses that are other than temporary are recognized in earnings for all investments.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      Loans

      Loans are stated at principal balances outstanding, except for loans transferred from loans held for sale which are carried at the lower of principal balance or market value at the date of transfer, adjusted for accretion of discounts. Interest is accrued daily based upon outstanding loan balances. However, when, in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

      An impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement.

      Loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

      Loan Sales and Servicing

      Government Guaranteed Loans

      Included in the portfolio are loans which are 75% to 90% guaranteed by the Small Business Administration (SBA), Business and Industrial, Farmer Mac and California Capital. The guaranteed portion of these loans may be sold to a third party, with the Bank retaining the unguaranteed portion. The Bank generally receives a premium in excess of the adjusted carrying value of the loan at the time of sale. The Bank may be required to refund a portion of the sales premium if the borrower defaults or prepays within ninety days of the settlement date. At December 31, 2001, there were no premiums subject to these recourse provisions.

      The Bank's investment in the loan is allocated between the retained portion of the loan, the servicing asset, the interest-only (IO) strip, and the sold portion of the loan based on their relative fair values on the date the loan is sold. The gain on the sold portion of the loan is recognized as income at the time of sale. The carrying value of the retained portion of the loan is discounted based on the estimated value of a comparable non-guaranteed loan. The servicing asset is amortized over the estimated life of the related loan. Assets (accounted for as interest-only (IO) strips) are recorded at the fair value of the difference between note rates and rates paid to purchasers (the interest spread) and contractual servicing fees, if applicable. The IO strip asset is not significant at December 31, 2001. Significant future prepayments of these loans will result in the recognition of additional amortization of related servicing assets and an adjustment to the carrying value of related IO strips.

      The Bank serviced government-guaranteed loans for others totaling $20,175,000 and $20,062,000 as of December 31, 2001 and 2000,
      respectively.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      Loan Sales and Servicing (Continued)

      Servicing Rights

      Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing rights were not considered material for disclosure purposes.

      Allowance for Loan Losses

      The allowance for loan losses is maintained to provide for losses related to impaired loans and other losses that can be expected to occur in the normal course of business. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan portfolio, specifically identified problem loans, potential losses inherent in the portfolio taken as a whole and economic conditions in the Bank's service area.

      Loans determined to be impaired or classified are individually evaluated by management for specific risk of loss. In addition, reserve factors are assigned to currently performing loans based on management's assessment of the following for each identified loan type: (1) inherent credit risk, (2) historical losses and, (3) where the Bank has not experienced losses, the loss experience of peer banks. Management also computes specific and expected loss reserves for loan commitments. These estimates are particularly susceptible to changes in the economic environment and market conditions.

      The Bank's Loan Committee reviews the adequacy of the allowance for loan losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in the judgment of the Loan Committee and management, changes are warranted.

      This allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after net charge-offs and loan growth. The allowance for loan losses at December 31, 2001 and 2000, respectively, reflects management's estimate of possible losses in the portfolio.

      Other Real Estate

      Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the Bank's recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property, net of estimated selling costs, is charged against the allowance for loan losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expenses as incurred.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      Bank Premises and Equipment

      Bank premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of Bank premises are estimated to be twenty to twenty-seven years. The useful lives of furniture, fixtures and equipment are estimated to be two to seven years. Leasehold improvements are amortized over the life of the asset or the life of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

      Income Taxes

      Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

      Earnings Per Share

      Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Bank. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS.

      Stock-Based Compensation

      Stock options are accounted for under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Bank's stock at the date of grant over the exercise price. However, if the fair value of stock-based compensation computed under a fair value based method, as prescribed in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, is material to the financial statements, pro forma net income and earnings per share are disclosed as if the fair value method had been applied.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      Impact of New Financial Accounting Standards

      In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to replace SFAS No. 125 which was issued in June 1996. The original statement addressed issues related to transfers of financial assets in which the transferor has some continuing involvement with the transferred assets or with the transferee. SFAS No. 140 resolves implementation issues which arose as a result of SFAS No. 125, but carries forward most of the provisions of the original statement. SFAS 140 was effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management does not believe the adoption of this statement has had a significant impact on the Bank's financial statements.

      In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 addresses the financial accounting and reporting for business combinations and requires the use of a single method to account for business combinations, the purchase method of accounting. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria, the contractual-legal criterion or the separability criterion. SFAS No. 141 applies to all business combinations for which the date of acquisition is July 1, 2001 or later.

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142, goodwill and other intangible assets that have indefinite useful lives will be evaluated periodically for impairment rather than amortized. The provisions of this statement apply to financial statements for fiscal years beginning after December 15, 2001, except for goodwill or other intangible assets acquired after June 30, 2001 for which SFAS No. 142 is immediately effective. Management does not believe the adoption of SFAS No. 141 and SFAS No. 142 will have a significant impact on the Bank's financial position or results of operations.

      In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provision of Accounting Principles Board Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Management does not believe the adoption of this statement will have a significant impact on the Bank's financial position or results of operations.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

2.    INVESTMENT SECURITIES

      The amortized cost and estimated market value of investment securities at December 31, 2001 and 2000 consisted of the following:

      Available-for-Sale:

                                                    2001
                           -------------------------------------------------------
                                            Gross        Gross         Estimated
                            Amortized     Unrealized   Unrealized        Market
                               Cost         Gains        Losses          Value
                           ------------  ------------ ------------    ------------
U.S. Government
    agencies               $  3,616,277  $     56,148 $     (3,925)   $  3,668,500
Obligations of states
    and political sub-
    divisions                 5,592,590        63,321     (220,011)      5,435,900
Government guaranteed
    mortgage-backed
    securities                  626,928        18,834         (862)        644,900
Corporate bonds                 501,724           313         (237)        501,800
Federal Reserve
    Bank stock                  177,600                                    177,600
Farmer Mac Home
    Administration stock          3,100                                      3,100
                           ------------  ------------ ------------    ------------

                           $ 10,518,219  $    138,616 $   (225,035)   $ 10,431,800
                           ============  ============ ============    ============

Net unrealized losses on available-for-sale investment securities totaling $86,419 were recorded, net of $30,712 in tax benefits, as accumulated other comprehensive loss within shareholders' equity at December 31, 2001. Proceeds, gross realized gains and gross realized losses from the sale of available-for-sale investment securities for the year ended December 31, 2001 totaled $3,551,478, $73,111 and $(4,044), respectively.

                                                   2000
                           -------------------------------------------------------
                                            Gross        Gross         Estimated
                            Amortized     Unrealized   Unrealized        Market
                               Cost         Gains        Losses          Value
                           ------------  ------------ ------------    ------------
U.S. Government
    agencies               $  7,040,389  $     37,549 $     (7,938)   $  7,070,000
Obligations of states
    and political sub-
    divisions                 3,989,655        12,232     (203,587)      3,798,300
Government guaranteed
    mortgage-backed
    securities                4,645,861        19,859      (19,620)      4,646,100
Corporate bonds                 755,745                    (15,345)        740,400
Federal Reserve
    Bank stock                  177,600                                    177,600
Farmer Mac Home
    Administration stock          3,100                                      3,100
                           ------------  ------------ ------------    ------------

                           $ 16,612,350  $     69,640 $   (246,490)   $ 16,435,500
                           ============  ============ ============    ============

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

2.    INVESTMENT SECURITIES (Continued)

      Available-for-Sale: (Continued)

      Net unrealized losses on available-for-sale investment securities totaling $176,850 were recorded, net of $62,803 in tax benefits, as accumulated other comprehensive loss within shareholders' equity at December 31, 2000. There were no sales of available-for-sale investment securities for the years ended December 31, 2000 and 1999.

      Held-to-Maturity:

                                                    2001
                           -------------------------------------------------------
                                            Gross        Gross         Estimated
                            Amortized     Unrealized   Unrealized        Market
                               Cost         Gains        Losses          Value
                           ------------  ------------ ------------    ------------
Government guaranteed
    mortgage-backed
    securities             $    356,800  $      2,534 $     (1,734)   $    357,600
                           ============  ============ ============    ============


                                                   2000
                           -------------------------------------------------------
                                            Gross        Gross         Estimated
                            Amortized     Unrealized   Unrealized        Market
                               Cost         Gains        Losses          Value
                           ------------  ------------ ------------    ------------
Government guaranteed
    mortgage-backed
    securities             $    429,090  $      2,012 $     (6,502)   $    424,600
                           ============  ============ ============    ============

There were no sales or transfers of held-to-maturity investment securities during the years ended December 31, 2001, 2000 and 1999.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

2.    INVESTMENT SECURITIES (Continued)

      The amortized cost and estimated market value of investment securities at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                               Available-for-Sale           Held-to-Maturity
                           -------------------------- ----------------------------
                                          Estimated                    Estimated
                            Amortized       Market     Amortized         Market
                               Cost         Value         Cost           Value
                           ------------  ------------ ------------    ------------
Within one year            $  1,000,123  $  1,003,700
After one year
  through five years          4,387,070     4,485,800
After five years
  through ten years           1,905,912     1,919,000
After ten years               2,417,486     2,197,700
                           ------------  ------------ ------------    ------------

                              9,710,591     9,606,200

Investment securities
  not due at a single
  maturity date:
     Government guar-
       anteed mortgage-
       backed securities        626,928       644,900 $    356,800    $    357,600
     Federal Reserve
       Bank stock               177,600       177,600
     Farmer Mac Home
       Administration
       stock                      3,100         3,100
                           ------------  ------------ ------------    ------------

                           $ 10,518,219  $ 10,431,800 $    356,800    $    357,600
                           ============  ============ ============    ============

      Investment securities with amortized costs totaling $5,520,059 and $6,255,074 and market values totaling $5,534,000 and $6,232,900 were pledged to secure treasury tax and loan accounts, public deposits and short-term borrowings at December 31, 2001 and 2000, respectively.

3.    LOANS

      Outstanding loans are summarized below:

                                              December 31,
                                       ----------------------------
                                           2001            2000
                                       ------------    ------------

Commercial                             $ 26,147,571    $ 26,246,448
Agricultural                              7,930,969       7,881,574
Real estate-mortgage                     36,830,356      29,703,257
Real estate-construction                 23,561,128      16,874,998
Installment                               3,493,095       2,728,409
                                       ------------    ------------

                                         97,963,119      83,434,686

Deferred loan origination costs, net        317,193         208,936
Allowance for loan losses                (1,171,608)     (1,000,999)
                                       ------------    ------------

                                       $ 97,108,704    $ 82,642,623
                                       ============    ============

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

3.    LOANS (Continued)

      Changes in the allowance for loan losses were as follows:

                                             Year Ended December 31,
                                  ---------------------------------------------
                                     2001             2000             1999
                                  -----------      -----------      -----------

Balance, beginning of year        $ 1,000,999      $   796,030      $   568,109
Provision charged to operations       382,500          300,000          331,000
Losses charged to allowance          (228,401)         (96,183)        (103,079)
Recoveries                             16,510            1,152
                                  -----------      -----------      -----------

       Balance, end of year       $ 1,171,608      $ 1,000,999      $   796,030
                                  ===========      ===========      ===========

      The recorded investment in impaired loans totaled $585,000 and $744,000 at December 31, 2001 and 2000, respectively. There were no valuation allowances for impaired loans as determined under SFAS No. 114 at December 31, 2001 and 2000. The average recorded investment in impaired loans for the years ended December 31, 2001, 2000 and 1999 was $787,000, $418,000
      and $333,000, respectively. The Bank recognized $106,000 in interest income on these loans under the cash basis method during 2000. The Bank did not recognize interest income on impaired loans during 2001 and 1999.

      At December 31, 2001 and 2000, nonaccrual loans totaled $585,000 and $744,000, respectively. Interest foregone on nonaccrual loans totaled $73,755, $39,973 and $3,240 for the years ended December 31, 2001, 2000 and 1999, respectively.

      Salaries and employee benefits totaling $654,941, $387,362 and $171,410 have been deferred as loan origination costs for the years ended December 31, 2001, 2000 and 1999, respectively.

4.    BANK PREMISES AND EQUIPMENT

      Bank premises and equipment consisted of the following:

                                                          December 31,
                                                 ------------------------------
                                                    2001               2000
                                                 -----------        -----------

Land                                             $ 1,793,101        $ 1,140,311
Bank premises                                      1,487,797          1,190,797
Furniture, fixtures and equipment                  3,066,371          2,667,385
Leasehold improvements                               472,058            544,555
Construction in progress                             321,516             62,935
                                                 -----------        -----------

                                                   7,140,843          5,605,983

       Less accumulated depreciation
          and amortization                        (2,520,696)        (2,044,046)
                                                 -----------        -----------

                                                 $ 4,620,147        $ 3,561,937
                                                 ===========        ===========

Depreciation and amortization included in occupancy, furniture and equipment expense totaled $505,327, $404,852 and $343,646 for the years ended December 31, 2001, 2000 and 1999, respectively.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

5.    INTEREST-BEARING DEPOSITS

      Interest-bearing deposits consisted of the following:

                                                  December 31,
                                        --------------------------------
                                            2001                 2000
                                        -----------          -----------

 Savings                                $ 3,980,262          $ 4,225,483
 Money market                            26,763,115           19,761,518
 NOW accounts                            11,245,505            8,095,680
 Time, $100,000 or more                  23,576,075           20,747,453
 Other time                              24,333,366           29,131,342
                                        -----------          -----------

                                        $89,898,323          $81,961,476
                                        ===========          ===========

      Aggregate annual maturities of time deposits are as follows:

              Year Ending
              December 31,
             --------------

                  2002                         $43,231,963
                  2003                           3,761,482
                  2004                             886,624
                  2005                              26,488
                  2006                               2,884
                                               -----------

                                               $47,909,441
                                               ===========

      Interest expense recognized on interest-bearing deposits consisted of the following:

                                                          Year Ended December 31,
                                                  ----------------------------------------
                                                     2001           2000           1999
                                                  ----------     ----------     ----------

 Savings                                          $   23,352     $   84,728     $  108,004
 Money market                                        613,333        837,483        580,444
 NOW accounts                                         65,619        140,510        169,895
 Time, $100,000 or more                            1,100,273      1,071,334        786,622
 Other time                                        1,778,388      1,843,495      1,233,605
                                                  ----------     ----------     ----------

                                                  $3,580,965     $3,977,550     $2,878,570
                                                  ==========     ==========     ==========

6.    SHORT-TERM BORROWING ARRANGEMENTS

      The Bank has unsecured short-term borrowing arrangements totaling $4,000,000 with three of its correspondent banks. There were no borrowings outstanding under these arrangements at December 31, 2001 and 2000.

      Additionally, the Bank has a borrowing arrangement with the Federal Reserve Bank secured by investment securities with amortized costs totaling $212,000 and estimated market values totaling $215,000. At December 31, 2001 and 2000, the Bank had no outstanding borrowings under this arrangement.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

7.    COMMITMENTS AND CONTINGENCIES

      Leases

      The Bank leases branch offices and certain equipment under non-cancelable operating leases. The leases expire on various dates through 2009 and have various renewal options ranging from five to ten years. The lease on one branch office includes scheduled rent increases. The total amount of the rent payments is being charged to expense using a straight-line method over the term of the lease. The Bank has recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the lease. Future minimum lease payments are as follows:

                 Year Ending
                 December 31,
                -------------

                     2002                       $  254,000
                     2003                          239,000
                     2004                          239,000
                     2005                          240,000
                     2006                          241,000
                  Thereafter                       510,000
                                                ----------

                                                $1,723,000
                                                ==========

      Rental expense included in occupancy, furniture and equipment expense totaled $267,000, $271,000 and $245,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

      Financial Instruments With Off-Balance-Sheet Risk

      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

      The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and letters of credit as it does for loans included on the balance sheet.

      The following financial instruments represent off-balance-sheet credit risk:

                                                           December 31,
                                                 -------------------------------
                                                    2001                2000
                                                 -----------         -----------

         Commitments to extend credit            $39,564,000         $29,590,000
         Letters of credit                       $ 2,211,000         $   245,000

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

7.    COMMITMENTS AND CONTINGENCIES (Continued)

      Financial Instruments With Off-Balance-Sheet Risk (Continued)

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, equipment, income-producing commercial properties and residential real estate.

      Letters of credit are conditional commitments issued by the Bank to guarantee the performance or financial obligation of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

      At December 31, 2001, commercial loan commitments represent approximately 42% of total commitments and are generally secured by various assets of the borrower. Real estate loan commitments represent approximately 53% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 75% to 80%. Consumer loan commitments represent the remaining 5% of total commitments and are generally unsecured. In addition, the majority of the Bank's commitments have variable interest rates.

      Significant Concentrations of Credit Risk

      The Bank's customers are primarily located in San Joaquin, Stanislaus, Calaveras and Tuolumne Counties. Approximately 27% of the Bank's loans are for general commercial uses, including professional, retail and small business, and 8% are for agricultural uses. Additionally, 24% of the Bank's loans are for the construction of residential and commercial real estate and 37% are loans which are collateralized by mortgages on residential and commercial real estate. Generally, real estate loans are secured by real property while commercial and other loans are secured by funds on deposit and business or personal assets. The remaining 4% of the Bank's loans are consumer installment loans. Repayment is generally expected from the proceeds of property sales and permanent financing for real estate construction loans and borrower cash flows for other loans.

      Contingencies

      The Bank is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Bank.

      Federal Reserve Requirements

      Banks are required to maintain a combination of reserves with the Federal Reserve Bank and vault cash equal to a percentage of their reservable deposits. The reserve balances required at December 31, 2001 and 2000 were maintained entirely in the form of vault cash.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

8.    SHAREHOLDERS' EQUITY

      Dividends

      Upon declaration by the Board of Directors, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any bank in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. As a member of the Federal Reserve System, the Bank is also subject to similar restrictions imposed by Federal law. At December 31, 2001, retained earnings of $2,787,231 were free of such restrictions.

      Earnings Per Share

      A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

                                                          Year Ended December 31,
                                                  ----------------------------------------
                                                     2001           2000           1999
                                                  ----------     ----------     ----------
Basic Earnings Per Share

Numerator:
  Net income                                      $1,035,980     $1,008,682     $  742,569

Denominator:
  Weighted average shares outstanding                742,241        714,548        649,767
                                                  ----------     ----------     ----------

Basic earnings per share                          $     1.40     $     1.41     $     1.14
                                                  ==========     ==========     ==========

Diluted Earnings Per Share

Numerator:
  Net income                                      $1,035,980     $1,008,682     $  742,569

Denominator:
  Weighted average shares outstanding                742,241        714,548        649,767
  Dilutive effect of stock options                    42,531         34,407         36,863
                                                  ----------     ----------     ----------

                                                     784,772        748,955        686,630
                                                  ----------     ----------     ----------

Diluted earnings per share                        $     1.32     $     1.35     $     1.08
                                                  ==========     ==========     ==========

      The following options were not included in the computation of diluted earnings per share for the year ended December 31, 2001 because their exercise prices were greater than the average market prices of the Bank's common shares: options to purchase 11,500 shares of common stock at a price of $10.38 outstanding during the first quarter. The following options were not included in the computation of diluted earnings per share for the year ended December 31, 2000 because their exercise prices were greater than the average market prices of the Bank's common shares: options to purchase 12,500 shares of common stock at a price of $10.38 outstanding during the third quarter; and options to purchase 250 shares at a price of $10.13 outstanding during the first and second quarters. The following options were excluded in the computation of diluted earnings per share for the year ending December 31, 1999 because their exercise prices were greater than the average market prices of the Bank's common shares: options to purchase 35,250 shares of common stock at prices ranging from $8.13 to $10.75 outstanding during the first, second and third quarters of 1999; and options to purchase 18,250 shares of common stock at prices ranging from $8.75 to $10.75 outstanding during the entire 1999 fiscal year.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

8.    SHAREHOLDERS' EQUITY (Continued)

      Stock Options

      During 1997 and 1987, the Bank established Stock Option Plans. At December 31, 2001, 113,208 shares of common stock are reserved under the 1997 plan for issuance to employees and directors through incentive and nonstatutory agreements. Outstanding options under the 1987 Plan are exercisable until their expiration; however, no new options will be granted under that plan. The plans require that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid in full at the time the option is exercised. The options under the plans expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. The vesting period is determined by the Board of Directors and is generally over five years.

      A summary of the combined activity within the plans follows:

                                  2001                      2000                        1999
                         ----------------------     ----------------------     ----------------------
                                       Weighted                   Weighted                   Weighted
                                       Average                    Average                    Average
                                       Exercise                   Exercise                   Exercise
                          Shares        Price        Shares        Price        Shares        Price
                         --------      --------     --------      --------     --------      --------
Options outstanding,
  beginning of year       121,213      $   6.51      121,800      $   5.98      140,081      $   5.93

  Options granted           2,500      $  10.00       28,000      $   9.50        1,000      $   8.13
  Options exercised       (28,395)     $   5.18       (8,276)     $   4.69      (13,281)     $   4.05
  Options canceled         (3,000)     $  10.38      (20,311)     $   8.02       (6,000)     $   8.54
                         --------                   --------                   --------

Options outstanding,
  end of year              92,318      $   6.88      121,213      $   6.51      121,800      $   5.98
                         ========                   ========                   ========

Options exercisable,
  end of year              68,298      $   6.02       86,563      $   5.39       98,200      $   5.35
                         ========                   ========                   ========

      A summary of options outstanding at December 31, 2001 follows:

                                             Number of      Weighted      Number of
                                              Options        Average       Options
                                            Outstanding     Remaining     Exercisable
                                            December 31,   Contractual   December 31,
Range of Exercise Prices                        2001          Life           2001
------------------------                    ------------   -----------   ------------
$   5.00                                          45,469     1.5 years        45,469
$   4.00                                           3,799     2.3 years         3,799
$   8.50                                           9,200     5.0 years         7,360
$   8.88                                           7,900     5.5 years         6,320
$  10.13                                             250     6.3 years           150
$   8.75                                           1,400     6.7 years           840
$   8.80                                          13,500     8.0 years         2,700
$  10.38                                           8,300     8.6 years         1,660
$  10.00                                           2,500     9.5 years
                                            ------------                 -----------

                                                  92,318                      68,298
                                            ============                 ===========

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

8.    SHAREHOLDERS' EQUITY (Continued)

      Stock Offering

      In February 2000, the Bank issued 66,500 shares of the Bank's no par value common stock to a director in a private placement at a price of $7.50 per share resulting in proceeds to the Bank of $498,750.

      Regulatory Capital

      The Bank is subject to certain regulatory capital requirements promulgated by the Federal Deposit Insurance Corporation (FDIC). Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Bank met all its capital adequacy requirements as of December 31, 2001 and 2000.

      In addition, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt correction action. To be considered well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since December 31, 2001 that management believes have changed the Bank's category.

                                                                    2001                     2000
                                                           ----------------------    ---------------------
                                                              Amount       Ratio       Amount       Ratio
                                                           -----------    -------    ----------    -------
Leverage Ratio

Pacific State Bank                                         $ 9,363,000      7.8%     $8,059,000      6.8%

Minimum requirement for "Well-Capitalized" institution     $ 5,974,000      5.0%     $5,935,000      5.0%
Minimum regulatory requirement                             $ 4,779,000      4.0%     $4,748,000      4.0%

Tier 1 Risk-Based Capital Ratio

Pacific State Bank                                         $ 9,363,000      9.1%     $8,059,000      9.1%

Minimum requirement for "Well-Capitalized" institution     $ 6,184,000      6.0%     $5,321,000      6.0%
Minimum regulatory requirement                             $ 4,122,000      4.0%     $3,547,000      4.0%

Total Risk-Based Capital Ratio

Pacific State Bank                                         $10,535,000     10.2%     $9,060,000     10.2%

Minimum requirement for "Well-Capitalized" institution     $10,306,000     10.0%     $8,867,000     10.0%
Minimum regulatory requirement                             $ 8,245,000      8.0%     $7,094,000      8.0%

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

9.    OTHER EXPENSES

      Other expenses consisted of the following:

                                                          Year Ended December 31,
                                                  ----------------------------------------
                                                     2001           2000           1999
                                                  ----------     ----------     ----------
Professional fees                                 $  319,461     $  192,441     $  171,923
Advertising and promotion                             81,978        149,958        166,372
Postage, stationery and supplies                     177,262        135,392        154,448
Telephone                                            126,226        138,547        122,104
Directors fees                                        57,700        115,877         96,782
Other operating expenses                             983,047        771,667        901,068
                                                  ----------     ----------     ----------

                                                  $1,745,674     $1,503,882     $1,612,697
                                                  ==========     ==========     ==========

10.   INCOME TAXES

      Income tax expense for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

                                                     2001           2000           1999
                                                  ----------     ----------     ----------
Current:
    Federal                                       $  478,000     $  528,000     $  408,000
    State                                            123,000        142,500         94,000
                                                  ----------     ----------     ----------

                                                     601,000        670,500        502,000
                                                  ----------     ----------     ----------

Deferred:
    Federal                                          (58,000)       (91,000)      (121,000)
    State                                            (23,000)       (25,000)       (38,000)
                                                  ----------     ----------     ----------

                                                     (81,000)      (116,000)      (159,000)
                                                  ----------     ----------     ----------

                                                  $  520,000     $  554,500     $  343,000
                                                  ==========     ==========     ==========

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

10.   INCOME TAXES (Continued)

      Deferred tax assets (liabilities) consisted of the following:

                                                           December 31,
                                                 -------------------------------
                                                     2001                2000
                                                 -----------         -----------
Deferred tax assets:
    Allowance for loan losses                    $   447,000         $   374,000
    Bank premises and equipment                       47,000              37,000
    Future benefit of State tax deduction             32,000              46,000
    Organization costs                                 5,000              14,000
    Deposit purchase premium                          37,000              29,000
    Unrealized losses on available-for-sale
       investment securities                          31,000              63,000
                                                 -----------         -----------

          Total deferred tax assets                  599,000             563,000
                                                 -----------         -----------

Deferred tax liabilities:
    Accrual to cash conversion                                           (21,000)
    Future federal liability of state deferred
       tax asset                                     (41,000)            (33,000)
    Accretion of discount on investment
       securities                                    (36,000)            (36,000)
                                                 -----------         -----------

          Total deferred tax liabilities             (77,000)            (90,000)
                                                 -----------         -----------

          Net deferred tax assets                $   522,000         $   473,000
                                                 ===========         ===========

      The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rates to operating income before income taxes. The items comprising these differences for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

                                        2001                         2000                          1999
                              ------------------------      ------------------------      -----------------------
                               Amount          Rate %        Amount         Rate %          Amount         Rate %
                              ---------      ---------      ---------      ---------      ---------      ---------
Federal income tax
  expense, at statu-
  tory rate                   $ 529,033           34.0      $ 531,482           34.0      $ 369,093           34.0
State franchise tax,
  net of Federal tax
  effect                         62,416            4.0         79,402            5.1         50,398            4.6
Interest on obligations
  of states and political
  subdivisions                  (81,840)          (5.3)       (40,448)          (2.6)       (42,782)          (3.9)
Other                            10,391             .7        (15,936)          (1.0)       (33,709)          (3.1)
                              ---------      ---------      ---------      ---------      ---------      ---------

     Total income tax
       expense                $ 520,000           33.4      $ 554,500           35.5      $ 343,000           31.6
                              =========      =========      =========      =========      =========      =========

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

11.   RELATED PARTY TRANSACTIONS

      During the normal course of business, the Bank enters into transactions with related parties, including executive officers and directors. These transactions include borrowings from the Bank with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2001:

Balance, January 1, 2001                                            $ 3,370,000

    Disbursements                                                     2,053,000
    Amounts repaid                                                   (1,622,000)
                                                                    -----------

Balance, December 31, 2001                                          $ 3,801,000
                                                                    ===========

Undisbursed commitments to related
    parties, December 31, 2001                                      $   910,000
                                                                    ===========

12.   EMPLOYEE BENEFIT PLAN

      In 1990, the Bank initiated a 401(k) Savings Plan. Under the provisions of the plan, the Bank matches one-half of the employees' contributions up to a maximum of three percent of an employee's annual salary. All employees who are at least 21 years of age and have completed one year of service are eligible under the plan. The Bank's contributions vest at a rate of 20% after one year of service and an additional 20% for each year thereafter. Contributions to the plan totaled $28,000 in 2001 and $27,000 for the years ended December 31, 2000 and 1999.

13.   COMPREHENSIVE INCOME

      Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Bank's available-for-sale investment securities are included in other comprehensive income (loss). Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the Statement of Changes in Shareholders' Equity.

      At December 31, 2001, 2000 and 1999, the Bank held securities classified as available-for-sale which had unrealized gains (losses) as follows:

                                                      2001           2000           1999
                                                   ---------      ---------      ---------
Other comprehensive income (loss):
  Unrealized holding gains (losses)                $ 159,498      $ 555,856      $(744,737)
  Tax (expense) benefit on unrealized
     holding (gains) losses                          (59,718)      (237,654)       305,331
                                                   ---------      ---------      ---------

       Net unrealized holding gains (losses)          99,780        318,202       (439,406)
                                                   ---------      ---------      ---------

  Less: reclassification adjustment for gains
     included in net income                           69,067

  Tax benefit on reclassification adjustment         (27,627)
                                                   ---------      ---------      ---------

       Net reclassification adjustment                41,440
                                                   ---------      ---------      ---------

       Total other comprehensive income (loss)     $  58,340      $ 318,202      $(439,406)
                                                   =========      =========      =========

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

14.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Bank's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

      Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

      The following methods and assumptions were used by management to estimate the fair value of its financial instruments at December 31, 2001 and 2000:

      Cash and cash equivalents: For cash and cash equivalents, the carrying amount is estimated to be fair value.

      Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

      Loans: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for the remaining loans are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

      Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date by the Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

14.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

      Commitments to extend credit: Commitments to extend credit are primarily for variable rate loans. For these commitments, there is no difference between the committed amounts and their fair values. Commitments to fund fixed rate loans and letters of credit are at rates which approximate fair value at each reporting date.

                                         December 31, 2001                December 31, 2000
                                   -----------------------------     -----------------------------
                                     Carrying           Fair           Carrying           Fair
                                      Amount           Value            Amount           Value
                                   ------------     ------------     ------------     ------------
Financial assets:
  Cash and due from banks          $  5,439,720     $  5,439,720     $  5,894,898     $  5,894,898
  Federal funds sold                  1,386,000        1,386,000        2,888,000        2,888,000
  Investment securities              10,788,600       10,789,400       16,864,590       16,860,100
  Loans, net                         97,108,704       97,291,526       82,642,623       82,462,400
  Accrued interest receivable           847,007          847,007          896,987          896,987
                                   ------------     ------------     ------------     ------------

                                   $115,570,058     $115,753,653     $109,187,098     $109,002,385
                                   ============     ============     ============     ============

Financial liabilities:
  Deposits                         $111,103,638     $111,302,759     $104,747,305     $104,891,500
  Accrued interest payable              773,556          773,556          844,619          844,619
                                   ------------     ------------     ------------     ------------

                                   $111,877,194     $112,076,315     $105,591,924     $105,736,119
                                   ============     ============     ============     ============

Off-balance-sheet financial
  instruments:
  Commitments to extend credit     $ 39,564,000     $ 39,564,000     $ 29,590,000     $ 29,590,000
  Standby letters of credit           2,211,000        2,211,000          245,000          245,000
                                   ------------     ------------     ------------     ------------

                                   $ 41,775,000     $ 41,775,000     $ 29,835,000     $ 29,835,000
                                   ============     ============     ============     ============

15.   BRANCH SALE

      On October 13, 2000, the Bank sold certain assets and liabilities of the Columbia branch to another financial institution, summarized as follows:

Cash provided                                                         $4,015,281
Fair value of fixed assets sold                                           13,153
Fair value of other assets and liabilities sold, net                      58,894
Gain on sale                                                              20,002
                                                                      ----------

Deposits sold                                                         $4,107,330
                                                                      ==========

16.   SUBSEQUENT EVENT

      The Bank has entered into a Purchase and Assumption Agreement (P&A Transaction) dated December 6, 2001, with California Bank & Trust (CBT) pursuant to which the Bank has agreed to acquire assets (consisting mainly of loans) and assume liabilities (consisting mainly of deposits and safe deposit boxes and related agreements) of CBT's branch office located at 4603 N. Pershing Avenue in Stockton, California.

                               PACIFIC STATE BANK

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

16.   SUBSEQUENT EVENT (Continued)

      The purchase price for the P&A Transaction is expected to be approximately $9.25 million, and will be equal to the sum of the book value of the loans to be acquired and a "premium" equal to 5% of the total amount of deposits to be acquired. At the closing of the P&A Transaction, CBT has the right to apply up to $481,000 of the purchase price towards the purchase of up to 37,000 shares of Pacific State Bank common stock, representing approximately 5% of the outstanding shares of Pacific State Bank. Within 60 days after the closing of the P&A Transaction, the Bank has the right to require CBT to repurchase any loan which was acquired in the transaction.

      Upon approval of the P&A Transaction by the Department of Financial Institutions, the Federal Reserve Bank and the Bank's shareholders, the P&A Transaction is expected to close in the first quarter of 2002.

                              Business of the Bank

      The Bank has engaged since November 2, 1987 in a general commercial banking business, primarily in Stockton and San Joaquin County, and offers commercial banking services to residents and employers of businesses in the Bank's service area, including professional firms and small to medium sized retail and wholesale businesses and manufacturers. The Bank as of January 28, 2002 had 56 employees, including 25 officers. The Bank does not engage in any non-bank lines of business. The business of the Bank is not to any significant degree seasonal in nature. The Bank has no operations outside California and has no material amount of loans or deposits concentrated among any one or few persons, groups or industries. However, about 61% of the Bank's loan portfolio is concentrated in real estate loans which are secured by commercial or residential real estate. The Bank is a member of the Federal Reserve System.

      The Bank's main office is located at 6 So. El Dorado Street; additional branches are located elsewhere in Stockton and in the communities of Angels Camp, Arnold, Groveland, Modesto and Tracy, California. Executive offices are located at 1889 W. March Lane, adjacent to the Bank's second Stockton branch. Total deposits of $111.1 million as of December 31, 2001, were held by the Bank, $25.8 million (23.2%) in the Main Office, $32.0 million (28.8%) in the March Lane (Stockton) branch, $17.5 million (15.8%) in the Modesto branch, $10.7 million (9.6%) in the Angels Camp branch, $5.9 million (5.3%) in the Arnold branch, $7.8 million (7.0%) in the Groveland branch and $11.4 million (10.3%) in the Tracy branch.

Business Plan

      The focus of the Bank's business plan is to attract "middle market" accounts, but not to the exclusion of any other business which the Bank can reasonably and profitably attract. In order to provide a level of service to attract such customers, the Bank has structured its specific services and charges on a basis which management believes to be profitable, taking into consideration other aspects of the account relationship. The Bank offers a range of banking services to its customers intended to attract the following specific types of accounts: relatively large consumer accounts; professional group and association accounts, including the accounts of groups or firms of physicians, dentists, attorneys, real estate developers and accountants; and accounts of small to medium-sized businesses engaged in retail, wholesale, light industrial and service activities.

Product Lines and Services

      The Bank currently offers the following general banking services at all of its branches: commercial, construction and real estate loans and personal credit lines, interest on checking, U.S. Savings bond services, domestic and foreign drafts, banking by appointment, automatic transfer of funds between savings and checking accounts, business courier services, checking and savings accounts for personal and business purposes, domestic letters of credit, a depository for MasterCard and Visa drafts, federal depository services, cash management assistance, wire and telephone transfers, travelers' checks, Individual Retirement Accounts, time certificates of deposit, courier service for non-cash deposits, Visa and MasterCard, revolving lines of credit to consumers secured by deeds of trust on private residences, unsecured overdraft protection credit lines attached to checking accounts, ATM (Automated Teller Machine) cards and MasterMoney debit cards via the Star, Cirrus, Plus, Mastercard and Visa networks.

      The Bank is not authorized to offer trust services. The Federal Reserve Bank of San Francisco is the Bank's primary correspondent relationship. The Bank currently also has correspondent relationships with City National Bank in Beverly Hills, Bank of America in San Francisco, First Tennessee Bank in Memphis, Tennessee, Compass Bank in Birmingham, Alabama, Wells Fargo Bank and Pacific Coast Bankers Bank.

      The Bank recognizes that, in order to be competitive, it must attract a certain number of consumer accounts. The travelers checks, Individual Retirement Accounts, Visa and MasterCard, revolving lines of credit to consumers secured by deeds of trust on private residences, and unsecured overdraft protection credit lines attached to checking accounts currently offered by the Bank are designed to appeal particularly to consumers. Moreover, participation in a large-scale ATM network assists the Bank in competing for consumer accounts.

The Bank is an approved Small Business Administration and 504 lender, FarmerMac I and II, USDA, USDA Part-time Farmer Program, FHA and VA lender and California Capital lender. The Bank is a national leader in the underwriting of U.S. Department of Agriculture business and industry loans, as well as a Preferred Lender for this program

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

      Certain statements discussed or incorporated by reference in this Annual Report including, but not limited to, matters described in this Management's Discussion and Analysis of Financial Condition and Results of Operations, are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Changes to such risks and uncertainties, which could impact future financial performance, include, among other factors (1) competitive pressures in the banking industry
(2) changes in the interest rate environment; (3) general economic conditions, either nationally or regionally; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; and (6) changes in securities markets.

      The following sections discuss significant changes and trends in the Bank's financial conditions, and result of operations, from 2000 to 2001. The comparison of these two years reflects a level of activity that is consistent with the Bank's projections and plans for its operations. The following section also discusses significant changes and trends in the Bank's financial condition and results of operations from 1999 to 2000.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Net income for the year ended December 31, 2001, was $1,036,000, representing an increase of $27,000, or 2.7%, over net income of $1,009,000 for the year ended December 31, 2000. A contributing factor to the increase in net income is an increase in noninterest income of 68.9%, due to an increase in the gain on sale of loans.

      Return on average assets (ROA) was .87% and return on average common equity (ROE) was 12.04% in 2001 compared with .92% and 13.93% respectively in 2000. Diluted earnings per share for 2001 and 2000 were $1.32 and $1.35, respectively, a decrease of 2.2%. The decrease in earnings per share is due to the increase in the number of shares outstanding due to stock options exercised.

      The Bank's average total assets increased to $118.8 million or 7.7% over $110.3 million in 2000. Net loans increased to $97.1 million over $82.6 million in 2000, an increase of $14.5 million or 17.6%. Deposits in 2001 grew to $111.1 million, or 6.1%, compared to $104.7 million at December 31, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Net income for the year ended December 31, 2000, was $1,009,000, representing an increase of $266,000, or 35.8%, over net income of $743,000 for the year ended December 31, 1999. Factors contributing to the increase in net income include an increase in net interest income of 22.2% contributed by loan volume, partially offset by a slight increase of 3.7% in non-interest expense. The provision for loan loss was reduced by $31,000 over the prior year reflecting the Bank's ongoing efforts to maintain its credit quality and low percentage of classified assets.

      Return on average assets (ROA) was .92% and return on average common equity (ROE) was 13.93% in 2000 compared with .80% and 12.02% respectively in 1999. Diluted earnings per share for 2000 and 1999 were $1.35 and $1.08, respectively, an increase of 24% from 1999 to 2000.

      The Bank's average total assets increased to $110.3 million or 18.5% over $93.1 million in 1999. Net loans increased to $82.6 million over $71.6 million in 1999, an increase of $11.0 million or 16.8%.

Net Interest Income

      The primary source of income for the Bank is derived from net interest income. Net interest income represents the excess of interest and fees earned on interest-earning assets (loans, securities and federal funds sold) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

      Net interest income decreased to $5.6 million in 2001 from $5.7 million in 2000 and $4.7 million in 1999, representing a 1.8% decrease in 2001 over 2000. and a 21.3% increase in 2000 over 1999. The average balance of total earning assets during 2001 increased 7.8% to $109.0 million. Average loan balances outstanding during 2001 increased $13.5 million or 7.6%, while average balances of investments and federal funds sold decreased by $5.6 million or 23.6%. The average yields on loans and federal funds sold in 2001 were lower by 168 and 236 basis points respectively, while the average yield on U.S. government securities rose 28 basis points. The decrease in average yields on loans is attributed to eleven decreases in the prime lending rate or 475 basis points. During 2001 prime rate dropped from 9.5% to 4.75%. The overall yield on average earning assets during 2001 declined 117 basis points to 8.44% from 9.61% for 2000.

      Total interest expense decreased to $3.6 million in 2001. from $4.0 million for in 2000, and $2.9 million for 1999, representing a 10.0% decrease for 2000 over 1999, and a 37.9% increase in 2000 over 1999. Average balances of interest-bearing liabilities increased to $82.4 million from $68.8 million for the year ended December 31, 2000, or 19.6%.

      Average certificates of deposit increased to $50.0 million in 2001 from $47.9 million in 2000, a 4.4% Increase. The average rate paid on certificates of deposit during 2001 decreased 31 basis points, while the overall average rate paid on interest bearing deposits and borrowings decreased 78 basis points to 4.06% from 4.84% for 2000.

      The Bank's net interest margin (net interest income divided by average earning assets) was 5.15% in 2001, 5.67% in 2000 and 5.57% in 1999. The combined effect of the increase in volume of earning assets and decrease in yield on earning assets, coupled with stable funding sources resulted in a decrease of $121,000 (2.1%) in net interest income for the year ended December 31, 2001 over 2000. The decrease in the Bank's net interest margin from 2000 to 2001 is directly attributable to the decrease in prime rate of 475 basis points since most of the Bank's reprice when the prime rate changes. In spite of the eleven prime rate changes, the net interest margin only dropped 52 basis points which is attributed to growth and change in mix of earning assets, which was funded by growth of both interest-bearing and non-interest-bearing demand deposits.

The following table sets forth the Bank's daily average balance sheet, related interest income or expense and yield or rate paid for the periods indicated. The yield on tax-exempt securities has not been adjusted to a tax-equivalent yield basis.

Average Balances, Interest Income/Expense and Yields/Rates Paid

                                                                   Years Ended December 31,
                (Dollars in thousands)             2001                               2000                                  1999
                                      -----------------                  -----------------                      ----------------
------------------------------------------------------------------------------------------------------------------------------------
                             Average                 Yield/      Average                 Yield/     Average                  Yield/
                             Balance    Interest      Rate       Balance   Interest       Rate      Balance      Interest     Rate
------------------------------------------------------------------------------------------------------------------------------------
Earning Assets
Loans(1)                    $ 90,675     $ 8,168      9.00%     $ 77,166    $ 8,245      10.68%    $ 65,404    $6,564,653    10.04%
Investment Securities         12,741         808      6.34%       14,346        870       6.06%      11,498           653     5.68%
Federal Funds Sold             5,579         219      3.93%        9,622        605       6.29%       7,418           369     4.97%
                            --------     -------      ----      --------    -------       ----     --------    ----------     ----
Average Earning             $108,995     $ 9,195      8.44%     $101,134    $ 9,720       9.61%    $ 84,320    $    7,586     9.00%
                                         -------                            -------                            ----------
Assets

Cash & Due From             $  5,000                            $  4,831                           $  4,662
Banks
Bank Premises                  4,109                               3,593                              3,126
Other Assets                   1,839                               1,724                              1,643
Less: Allowance for loan
loss                         (1,128)                               (910)                              (692)
                            --------                            --------                           --------
Average Total Assets        $118,815                            $110,372                           $ 93,059
                            ========                            ========                           ========

Interest Bearing
Liabilities
Demand Interest             $ 34,515     $   679      1.97%     $ 29,890    $   978       3.27%    $ 25,467    $      750     2.94%
Bearing
Savings Deposits               3,814          24       .63%        4,437         89       2.01%       5,535           114     2.06%
Certificates of Deposits      49,961       2,878      5.76%       47,944      2,911       6.07%      37,421         2,014     5.38%
Other Borrowings                  --          --        --%           86          7       8.14%         385            15     3.90%
                            --------     -------      ----      --------    -------       ----     --------    ----------     ----
                              88,290     $ 3,581      4.06%       82,357    $ 3,985       4.84%      68,808    $    2,893     4.20%
                                         -------                            -------                            ----------
Noninterest Demand            20,931                              19,676                             17,350
Other Liabilities                991                               1,097                                724
Shareholders' Equity           8,603                               7,242                              6,177
                            --------                            --------                           --------
Average Liabilities and
Shareholders' Equity        $118,815                            $110,372                           $ 93,059
                            ========                            ========                           ========
Net Income and Net
Interest Margin                          $ 5,614      5.15%                 $ 5,735       5.67%                $    4,693     5.57%
                                         =======                            =======                            ==========
------------------------------------------------------------------------------------------------------------------------------------

(1) Interest income on loans includes fee income of $127,000, $265,000 and $217,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

      The Bank's average total assets increased from $93.1 million in 1999 to $110.3 in 2000 and $118.8 in 2001, representing a 18.5% increase during 2000 over 1999, and an 7.7% increase in 2001 over 2000. Average portfolio loans increased to $77.1 million in 2000 and $90.7 million in 2001, representing a 19.7% and 17.6% increase respectively. In addition the Bank's average non-interest bearing demand deposits increased from $17.4 million 1999 to $19.7 million in 2000 and $20.9 million in 2001, representing a 13.2% and 6.1% increase respectively.

The following table sets forth changes in interest income and expense for each major category of earning assets and interest-bearing liabilities, and the amount of change attributable to volume and rate changes for the periods indicated. Changes attributable to rate/volume have been allocated to volume changes. The yield on tax-exempt securities has not been adjusted to a tax-equivalent yield basis.

                   Analysis of Changes in Net Interest Income

                                                             Years ended December 31,
(Dollars in thousands)                     2001 over 2000                               2000 over 1999
---------------------------------------------------------------------------------------------------------------------
                                Volume           Rate           Total         Volume           Rate            Total
---------------------------------------------------------------------------------------------------------------------
Increase (Decrease)
In Interest Income:
-------------------
Loans                           $ 1,217         $(1,294)        $ (77)        $ 1,248         $   433         $ 1,681
Investment securities              (102)             40           (62)            185              32             217
Federal Funds sold                 (159)           (227          (386)            147              89             236
                                -------         -------         -----         -------         -------         -------
Total Increase(Decrease)        $   956         $(1,481)        $(525)        $ 1,580         $   554         $ 2,134
                                -------         -------         -----         -------         -------         -------
Increase(Decrease)
In Interest Expense:
Interest-bearing Demand         $    91         $  (390)        $ (99)            148              80             228
Savings Deposits                     (4)            (61)          (65)            (21)             (4)            (25)
Certificates of Deposit             116            (149)          (33)            643             254             897
Other Borrowings                     (7)             --            (7)            (25)             17              (8)
                                -------         -------         -----         -------         -------         -------

Total Increase(Decrease)        $   196         $  (600)        $(404)        $   745         $  (347)        $ 1,092
                                -------         -------         -----         -------         -------         -------

Net Increase(Decrease)          $   760         $  (881)        $(121)        $   835         $   207         $ 1,042
                                =======         =======         =====         =======         =======         =======
---------------------------------------------------------------------------------------------------------------------

                               Non-interest Income

      The Bank's non-interest income consists primarily of service charges on deposit accounts, gain on sale of loans and other service fees. Non-interest income also includes ATM fees earned at various locations. For the year ended December 31, 2001, non-interest income represented 12.1% of the Bank's revenues versus 7.1% in 2000, and 13.5% in 1999. Historically, the Bank's service charges on deposit accounts have lagged peer levels for similar services. This is consistent with the Bank's philosophy of allowing customers to pay for services with compensating balances and the emphasis on core deposits as a significant funding source.

      Total non-interest income increased to $1.3 million in 2001 over $748,000 in 2000, and $1.2 million in 1999, representing an increase of 68.9% and a decrease of 36.6% respectively. The increase is directly attributable to the 181.5% increase in the gain from the sale of loans because of the increase in demand for these types of loans.

      The following table sets forth a summary of non interest income for the periods indicated.

(Dollars in thousands)                             Years Ended December 31,
----------------------------------------------------------------------------------
                                               2001          2000            1999
----------------------------------------------------------------------------------
Non-interest Income:
Service Charges                              $  403        $  347          $  385
Rental Income from Other Real Estate              2             4              13
Gain on Sale of Guaranteed Loans                428           152             539
Gain on Sale of Investment Securities            69            --              --
Other Income                                    357           245             243
                                             ------        ------          ------

Total Non-interest Income                    $1,259        $  748          $1,180
                                             ======        ======          ======
----------------------------------------------------------------------------------

                              Non-interest Expense

      Non-interest expense consists of salaries and related employee benefits, occupancy and equipment expenses, data processing fees, professional fees, directors' fees and other operating expenses. Non-interest expense for 2001 was $4.9 million compared to $4.6 million for 2000 and $4.5 million in 1999, representing an increase of $319,000, or 6.9% for 2001, and $163,000 or 3.7% for 2000. Increases in salaries and benefits are indicative of the additions to staff to expand Branch operations in line with their respective growth for the year. The increase in occupancy arid equipment is attributable to the general upgrade of technology systems. The $128,000 increase in professional fees is attributable to legal costs in collecting one loan which is in nonaccrual.

      The following table sets forth a summary of non-interest expense for the periods indicated.

(Dollars in thousands)                             Years Ended December 31,
----------------------------------------------------------------------------------
                                               2001          2000            1999
----------------------------------------------------------------------------------
Non-interest Expense:
Salaries & Benefits                          $2,217        $2,174          $1,999
Occupancy & Equipment                         1,106           942             845
Professional Fees                               320           192             172
Advertising & Promotion                          82           150             166
Postage, Stationery & Supplies                  178           136             154
Telephone                                       126           139             122
Director Fees                                    58           116              97
Data Processing                                  23            27              32
Other Expense                                   825           744             870
                                             ------        ------          ------

Total Non-Interest Expenses                  $4.935        $4,620          $4,457
                                             ======        ======          ======
----------------------------------------------------------------------------------

                                  Income Taxes

      The Bank's provision for income taxes includes both federal income and state franchise taxes and reflects the application of federal and state statutory rates to the Bank's net income before taxes. The principal difference between statutory tax rates and the Bank's effective tax rate is the benefit derived from investing in tax-exempt securities. Increases and decreases in the provision for taxes reflect changes in the Bank's net income before tax.

The following table reflects the Bank's tax provision and the related effective tax rate for the periods indicated.

(Dollars in thousands)                      Years Ended December 31,
--------------------------------------------------------------------------------
                                      2001          2000            1999
--------------------------------------------------------------------------------

Tax Provision                        $ 520         $ 555           $ 343
Effective Tax Rate                    33.4%         35.5%           31.6%

--------------------------------------------------------------------------------

                                  Asset Quality

      The Bank concentrates its lending activities primarily within Calaveras, San Joaquin, Stanislaus and Tuolumne Counties.

      The Bank manages its credit risk through diversification of its loan portfolio and the application of underwriting policies and procedures and credit monitoring practices. Although the Bank has a diversified loan portfolio, a significant portion of its borrowers' ability to repay the loans is dependent upon the professional services and residential real estate development industry sectors. Generally, the loans are secured by real estate or other assets and are expected to be repaid from cash flows of the borrower or proceeds from the sale of collateral.

      The following table sets forth the amounts of loans outstanding by category as of the dates indicated:

(Dollars in thousands)                               As of December 31,
--------------------------------------------------------------------------------
                                                   2001               2000
--------------------------------------------------------------------------------

Commercial and Agricultural                     $ 34,079          $ 34,128

Real estate-construction                          23,561            16,875

Real estate - mortgage                            36,831            29,703

Installment & Other                                3,493             2,729

Deferred Loan Fees and Costs                         317               209

Allowance for Loan and Lease Losses               (1,172)           (1,001)
                                                --------          --------

Total Net Loans                                 $ 97,109          $ 82,643
                                                ========          ========

--------------------------------------------------------------------------------

      Net portfolio loans have increased $14.5 million or 17.5%, to $97.1 million at December 31, 2001 over $82.6 million at December 31, 2001. Commercial and agricultural loans have increased $7.5 million or 29%, real estate construction projects have increased $6.7 million or 40%, and real estate mortgage loans have decreased slightly by $230,000, over 1999. The portfolio mix remains stable as compared with the mix of a year ago, with commercial and agricultural loans of approximately 42% of total loans, real estate construction loans of 24%, commercial and residential real estate loans at 30%, and 4% for installment loans.

      The Bank's practice is to place an asset on nonaccrual status when one of the following events occurs: (i) Any installment of principal or interest is 90 days or more past due (unless in management's opinion the loan is well-secured and In the process of collection), (ii) management determines the ultimate collection of principal or interest to be unlikely or (iii) the terms of the loan have been renegotiated due to a serious weakening of the borrower's financial condition. Nonperforming loans are loans that are on nonaccrual, are 90 days past due and still accruing or have been restructured.

The following table sets forth a summary of the Bank's nonperforming loans and other assets as of the dates indicated:

(Dollars in Thousands)                                As of December 31,
--------------------------------------------------------------------------------
                                                2001                  2000
--------------------------------------------------------------------------------

Nonaccrual loans                                $585                  $744

90 days past and still accruing interest          --                    --

Restructured loans in compliance with
modified terms                                    --                    --

Other Real Estate Owned                          182                   151

--------------------------------------------------------------------------------

      The Bank's nonaccrual loans decreased from $714,000 to $585,000 during 2001 and are comprised of seven loans. Other real estate owned ("OREO") increased slightly to $182,000 in 2001 from $151,000 in 2000.

      The following table sets forth the maturity distribution for certain types of the Bank's loans outstanding as of December 31, 2001, which, based on remaming scheduled repayments of principal, were due within the periods indicated.

      (Dollars in thousands)
-------------------------------------------------------------------------------------------------------------
                                                       After One through
                                      Within One              Five Years    After Five Years        Total
                                            Year
-------------------------------------------------------------------------------------------------------------
Commercial and
agricultural loans                      $ 17,662                $ 13,620             $ 2,797         $ 34,079
Construction Loans                        22,370                       0               1,191           23,561
                                        --------                --------             -------         --------

Total                                   $ 40,032                $ 13,620             $ 3,988         $ 57,640
                                        ========                ========             =======         ========

Loans due after one year with:
Fixed Rates                                                     $ 12,483             $ 3,397         $ 15,880
Variable Rates                                                     1,137                 591            1,728
                                                                --------             -------         --------

Total                                                           $ 13,620             $ 3,988         $ 17,608
                                                                ========             =======         ========

-------------------------------------------------------------------------------------------------------------

Allowance for Loan and Lease Losses (ALLL)

      In determining the amount of the Bank's Allowance for Loan and Lease Losses ("ALLL"), management assesses the diversification of the portfolio. Each credit is assigned a credit risk rating factor, and this factor, multiplied by the dollars associated with the credit risk rating, is used to calculate one component of the ALLL. In addition, management estimates the probable loss on individual credits that are receiving increased management attention due to actual or perceived increases in credit risk.

      The Bank makes provisions to the ALLL on a regular basis through charges to operations that are reflected in the Bank's statements of income as a provision for loan losses. When a loan is deemed uncollectible, it is charged against the allowance. Any recoveries of previously charged-off loans are credited back to the allowance. There is no precise method of predicting specific losses or amounts that ultimately may be charged-off on particular categories of the loan portfolio. Similarly, the adequacy of the ALLL and the level of the related provision for possible loan losses is determined on a judgment basis by management based on consideration of (i) economic conditions,
(ii) borrowers' financial condition, (iii) loan impairment, (iv) evaluation of industry trends, (v) industry and other concentrations, (vi) loans which are contractually current as to payment terms but demonstrate a higher degree of risk as identified by management, (vii) continuing evaluation of the performing loan portfolio, (viii) monthly review and evaluation of problem loans identified as having a loss potential, (ix) monthly review by the Board of Directors, (x) off balance sheet risks and (xi) assessments by regulators and other third parties. Management and the Board of Directors evaluate the allowance and determine its desired level considering objective and subjective measures, such as knowledge of the borrowers' businesses, valuation of collateral, the determination of impaired loans and exposure to potential losses.

      While management uses available information to recognize losses or loans, future additions to the allowance may be necessary based on changes in economic conditions and other qualitative factors. In addition, various regulatory agencies as an integral part of their examination process, periodically review the Bank's ALLL. Such agencies may require the Bank to provide additions to the allowance based on their judgment of information available to them at the time of their examination. There is uncertainty concerning future economic trends. Accordingly it is not possible to predict the effect future economic trends may have on the level of the provision for possible loan losses in future periods.

      The Bank's principal lines of lending are (i) commercial and agricultural,
(ii) real estate construction and (iii) commercial and residential real estate. The primary sources of repayment of the Bank's commercial loans are the borrowers' conversion of short-term assets to cash and operating cash flow. The net assets of the borrower or guarantor are usually identified as a secondary source of repayment. The principal factors affecting the Bank's risk of loss from commercial lending include each borrower's ability to manage its business affairs and cash flows, local and general economic conditions and real estate values in the Bank's service area. The Bank manages its commercial loan portfolio by monitoring its borrowers' payment performance and their respective financial condition and makes periodic adjustments, if necessary, to the risk grade assigned to each loan in the portfolio. The Bank's evaluations of its borrowers are facilitated by management's knowledge of local market conditions and periodic reviews by a consultant of the Bank's credit administration policies.

      The principal source of repayment of the Bank's real estate construction loans is the sale of the underlying collateral or the availability of permanent financing from the Bank or other lending source. The principal risks associated with real estate construction lending include project cost overruns in the project and deterioration of real estate values as a result of various factors, including competitive pressures and economic downturns. The Bank manages its credit risk associated with real estate construction lending by establishing loan-to-value ratios and loan-to-cost ratios on projects on-an-as-completed basis, inspecting project status in advance of controlled disbursements and matching maturities with expected completion dates. Generally, the Bank requires a loan-to-value ratio of not more than 80% on single family residential construction loans.

      The principal source of repayment of the Bank's real estate mortgage loans is the Borrowers' operating cash flow. Similar to commercial loans, the principal factors affecting the Bank's risk of loss in real estate mortgage lending include each borrowers' ability to manage its business affairs and cash flows, local and general economic conditions and real estate values in the Bank's service area. The Bank manages its credit risk associated with real estate mortgage lending primarily by establishing maximum loan-to-value ratios and using strategies to match the borrower's cash flow to loan repayment terms.

      The Bank's specific underwriting standards and methods for each of its principal lines of lending include industry-accepted analysis and modeling and certain proprietary techniques. The Bank's underwriting criteria are designed to comply with applicable regulatory guidelines, including required loan-to-value ratios. The Bank's credit administration policies contain mandatory lien position and debt service coverage requirements, and the Bank generally requires a guarantee from 20% or more owners of its corporate borrowers.

      The ALLL should not be interpreted as an indication that charge-offs in future periods will occur in the stated amounts or proportions. In management's opinion the estimated charge-offs by loan category for the year ended December 31, 2002 are: $200,000 for commercial and agriculture, $3,000 for installment and none for real estate construction or real-estate mortgage.

      The adequacy of the ALLL is calculated upon three components. First is the credit risk rating of the loan portfolio, including all outstanding loans and leases, off balance sheet items, and commitments to lend. Ever:' extension of credit has been assigned a risk rating based upon a comprehensive definition intended to measure the inherent risk of lending money. Each rating has an assigned risk factor expressed as a reserve percentage. Central to this assigned risk factor is the historical loss record of the Bank. Secondly, established specific reserves are available for individual loans currently on managements watch and high-grade loan lists. These are the estimated potential losses associated with specific borrowers based upon the collateral and Event(s) causing the risk ratings. The third component is unallocated. This reserve is for qualitative factors that may effect the portfolio as a whole, such as those factors described above.

      Management believes the assigned risk grades and our methods for managing risk are satisfactory.

      The provision for loan losses increased to $383,000 for 2001 versus $30(i,000 in 2000. The increase in the amount of the provision is a direct result of the Bank's 17.7% increase in loans for 2001 Net charge-offs were $212,000 or .23% of average loans during 2001. Management does not believe that there were any trends indicated by the detail of the aggregate charge-offs for any of the periods discussed.

      The following table summarizes the activity in the ALLL for the periods indicated.

   (Dollars in thousands)                            Years Ended December 31,
--------------------------------------------------------------------------------
                                                     2001                 2000
--------------------------------------------------------------------------------
Beginning Balance:                                $ 1,001               $  796

Provision for loan losses                             383                  300
Charge-offs:
         Commercial                                  (226)                 (70)
         Real Estate                                  (--)                 (--)
         Other                                         (2)                 (26)
                                                  -------               ------
Total Charge-offs                                    (228)                 (96)
                                                  -------               ------
Recoveries:
         Commercial                                    16                   --

         Other                                         --                    1
                                                  -------               ------
Total Recoveries                                       16                    1
                                                  -------               ------
Ending Balance                                    $ 1,172               $1,001
                                                  =======               ======

ALLL to total loans                                  1.19%                1.20%
Net Charge-offs to average
loans                                                .23%                  .22%
--------------------------------------------------------------------------------

Investment Portfolio

      The Bank classifies its investment securities as "held-to-maturity" or "available-sale" at the time of investment purchase. Generally, all securities are purchased with the intent and ability to hold the security for long-term investment, and the Bank has both the ability and intent to hold "held-to-maturity" investments to maturity. The Bank does not engage in trading activities. Investment securities held-to-maturity are carried at cost adjusted For the accretion of discounts and amortization of premiums. Securities available-for-sale may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors. Securities available-for-sale are recorded at market value and unrealized gains or losses, net of income taxes, are reported as accumulated other comprehensive income or loss, in a separate component of shareholder's equity. Gain or loss on sale of investment securities is based on the specific identification method.

      Investment securities held-to-maturity at December 31, 2001, consisted of mortgage-backed securities totaling $357,000 with a remaining contractual maturity of 14 to 21 years and a weighted-average yield to maturity of 6.38%.

      The following table summarizes the contractual maturities of the Bank's investment securities held as available-for-sale at their amortized cost basis and their weighted average yields at December 31, 2001. The yield on tax-exempt securities has not been adjusted to a tax-equivalent yield basis

                               Within One            One to Five          Five to Ten         Ten Years
                               ----------            -----------          -----------         ---------
                               Year                  Years                Years               And Over               Total
                               ----                  -----                -----               --------               -----
(Dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------------
                         Amount     Yield      Amount     Yield      Amount     Yield     Amount      Yield     Amount     Yield
---------------------------------------------------------------------------------------------------------------------------------
U.S.
Government              $  250       5.15%    $ 3,369     5.85%      $ 194       6.75%       430      6.06%    $ 4,243     5.87%
& Agencies
Obligations of
State and                  500       9.60%      2,675     5.11%                            3,985      4.88%      5,592     5.41%
Political [ILLEGIBLE]
Equity                      --         --          --       --          --         --        181      5.90%        181     5.90%
Securities
Other                      250       5.88%        252     6.42%         --         --         --        --         502     6.15%
                        ------       ----     -------     ----       -----       ----     ------      ----     -------     ----
Securities
Total                   $1,000       9.43%    $ 6,296     5.18%      $ 194       5.06%    $3,028      6.78%    $10,518     6.34%
                        ======       ====     =======     ====       =====       ====     ======      ====     =======     ====

--------------------------------------------------------------------------------------------------------------------------

      The following table summarizes the carrying value of the Bank's available for sale Investment securities held on the sales indicated.

(Dollars in thousands)                                  Years Ended December 31
--------------------------------------------------------------------------------
                                                      2001                  2000
--------------------------------------------------------------------------------
U.S. Government & Agencies                         $ 4,313               $11,716
--------------------------------------------------------------------------------
Municipal Obligations                                5,437                 3,798
Corporate and Other Bonds                              682                   921
                                                   -------               -------
Total                                              $10,518               $16,435
                                                   =======               =======

--------------------------------------------------------------------------------

                                Deposit Structure

      The Bank primarily obtains deposits from local businesses and professionals as well as through certificates of deposits, savings and checking accounts.

The following table sets forth the remaining maturities of certificates of deposit at December 31, 2001

                           Deposit Maturity Schedule

(Dollars in thousands)
------------------------------------------------------------------------------------------------
                                                              Under $100,000      Over $100,000
------------------------------------------------------------------------------------------------
Three Months or less                                                 $ 9,071            $ 9,673
Over three through six months
Over six through twelve                                                4,846              5,537
months                                                                 8,395              5,710
Over twelve months                                                     2,021              2,656
                                                                     -------            -------
Total                                                                $24,333            $23,576
                                                                     =======            =======
------------------------------------------------------------------------------------------------

                                    Liquidity

      The purpose of liquidity management is to ensure efficient and economical funding of the Bank's assets consistent with the needs of the Bank's depositors and, to a lesser extent, shareholders. This process is managed not by formally monitoring the cash flows from operations, investing and financing activities as described in the Bank's statement of cash flows, but through an understanding principally of depositor and borrower needs. As loan demand increases, the Bank can use asset liquidity from maturing investments along with deposit growth to fund the new loans.

      With respect to assets, liquidity is provided by cash and money market investments such as interest-bearing time deposits, federal funds sold, available-for-sale investment securities, and principal and interest payments on loans. With respect to liabilities, liquidity is provided by core deposits, shareholders' equity and the ability of the Bank to borrow funds and to generate deposits, provide asset funding.

      Because estimates of the liquidity need of the Bank may vary from actual needs, the Bank maintains a substantial amount of liquid assets to absorb short-term increases in loans or reductions in deposits. As loan demand decreases or loans are paid off, investment assets can absorb these excess funds or deposit rates can be decreased to run off excess liquidity. Therefore, there is some correlation between financing activities associated with deposits and investing activities associated with lending. The Bank's liquid assets (cash and due from banks, federal [ILLEGIBLE] sold, and available-for-sale investment securities) totaled $17.3 million or 14.3% of total assets at December 31, 2001, $25.2 million or 22.2% of total assets at December 31, 2000 and $27.1 million or 26.0% of total assets at December 31, 1999. Though liquidity was lower at year end December 31, 2001 compared to December 31, 2000, the Bank expects liquidity to be well over 20% through the acquisition of the CB&T deposits on March 15, 2002.

                                Capital Adequacy

      Capital adequacy is a measure of the amount of capital needed to sustain asset growth and act as a cushion for losses. Capital protects depositors and the deposit insurance fund from potential losses and is a source of funds for the investments the Bank needs to remain competitive. Historically, capital has been generated principally from the retention of earnings.

      Overall capital adequacy is monitored on a day-to-day basis by the Bank's management and reported to the Bank's Board of Directors on a quarterly basis. The Bank's regulators measure capital adequacy by using a risk-based capital framework and by monitoring compliance with minimum leverage ratio guidelines. Under the risk-based capital standard, assets reported on the Bank's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which is assigned a risk weight.

      This standard characterizes an institution's capital as being "Tier 1" capital (defined as principally comprising shareholders' equity) and "Tier 2" capital (defined as principally comprising the qualifying portion of the ALLL).

      The minimum ratio of total risk-based capital to risk-adjusted assets, including certain off-balance sheet items, is 8%. At least one-half (4%) of the total risk-based capital is to be comprised of Tier 1 capital; the balance may consist of debt securities and a limited portion of the ALLL.

      The most recent notification by the Federal Reserve Bank of San Francisco (FRBSF) categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must meet the minimum ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's category.

      The following table sets forth the Bank's capital ratios for the periods indicated.

                                                                                     For Bank to
                                                                                     -----------
                                                                                     be well
                                                                                     -------
                                        December 31           December 31            capitalized
                                        -----------           -----------            -----------
                                            2001                  2000
                                            ----                  ----
Total Risk-Based Capital                    10.3%                 10.2%               > 10.00%
Tier 1 Capital to Risk-Based                 9.2%                  9.1%               >  6.00%
Assets
Tier 1 Capital to Average Assets             7.8%                  6.8%               >  5.00%
(Leverage ratio)

Impact of Inflation

      Inflation affects the Bank's financial position as well as its operating results. It is management's opinion that the effects of inflation on the financial statements have not been material.

                   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

      The following table presents the summary results for the stated eight quarters:

(Dollars in thousands)
                                                          2001                                    2000
                                                          ----                                    ----
                                          1st        2nd       3rd       4th        1st      2nd       3rd        4th
                                          ---        ---       ---       ---        ---      ---       ---        ---
Net interest income                     $1,354     $1,420    $1,322    $1,518     $1,334    $1,419    $1,409    $1,573
Provision for loan loses                   100        113       113        58         65        60       100        75

Total non-interest income                  227        445       379       209        187       183       204       174

Total non-interest                       1,211      1,200     1,267     1,256      1,106     1,080     1,253     1,181
expense

Income before taxes                        270        552       321       413        350       462       260       491
Provision for income taxes                  95        194        97       134        106       157        88       203
                                        ------     ------    ------    ------     ------    ------    ------    ------
Net Income                              $  175     $  358    $  224    $  279     $  224    $  305    $  172    $  288
                                        ======     ======    ======    ======     ======    ======    ======    ======

Net Income Per Common
Share:
   Diluted                              $ 0.22     $ 0.46    $ 0.29    $ 0.35     $ 0.34    $ 0.40    $ 0.22    $ 0.39
   Basic                                $ 0.24     $ 0.48    $ 0.31    $ 0.37     $ 0.36    $ 0.42    $ 0.24    $ 0.40

          MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
                                     MATTERS

      There is only a limited trading market for the Bank's Common stock, which is not listed on any exchange. Hoefer & Arnett (San Francisco) is the Bank's primary market maker. Trading information is available via the World Wide Web NASDAQ OTC Electronic Bulletin Board, under the symbol PSSF.

      The following table, which summarizes trading activity during the Bank's last two fiscal years, is based on information provided by Yahoo.com Historical Quotes. The quotations reflect the price that would be received by the seller without retail mark-up, mark-down or commissions and may not have represented actual transactions.

                                            Sales Price
                                            -----------
Quarter Ended:               High                 Low            Volume
--------------               ----                 ---            ------

March 31, 2001            $10.750             $10.250             7,600
June 30, 2001             $11.000             $10.440            60,300
September 30, 2001        $15.650             $10.850            11,200
December 31, 2001         $15.120             $13.050            28,200

March 31 2000             $10.000             $ 8.625            19,100
June 30, 2000             $10.500             $ 9.750            54,300
September 30, 2000        $10.625             $10.125            34,700
December 31, 2000         $10.750             $10.250            14,200

      As of March 1, 2002, there were approximately 400 holders of record of the common stock of the Bank.

      The Bank's ability to pay dividends is subject to certain regulatory requirements. The California Financial Code restricts the total dividend payment of any bank in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders' during the same three-year period. The Bank is also subject to similar restrictions imposed by Federal law. As of December 31, 2001, the Bank had $2,787,000 in retained earnings available for dividends to shareholders'.

      The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions.

--------------------------------------------------------------------------------
                                Mission Statement
--------------------------------------------------------------------------------

Maintain a shared responsibility to preserve and protect depositor funds and Bank capital adequacy.

Provide a higher than average return on investment to shareholders. Be the premier financial institution of our service region.

Develop and provide education and training to be the most professional staff, providing technologically superior financial products and services delivered in a quality manner at a corresponding price.

Operate in a culture that promotes self-motivation, provides professionalism and a positive sales environment, enabling a healthy and financially secure financial institution.

Establish our position in the community through pride and integrity with the base commitment to achieve success, financial superiority, and establishing value for our shareholders.

--------------------------------------------------------------------------------
                               Corporate Directory
--------------------------------------------------------------------------------

Stock Market Makers
-------------------

Hoefer & Arnett
Dave Bonacorso
353 Sacramento Street
San Francisco, CA 94111
800/346-5544

Wedbush Morgan Securities
Joey Warnemhoven
1300 S.W. Fifth Avenue
Suite 2000
Portland, OR 97201
503/471-1898
www.wedbush.com

First Security Van Casper
San Francisco, CA
Stephen L. Eddy
800/652-1747 Ext. 727

A.G. Edwards
Stockton, CA 95207
Rob Thompson
209/957-8109

Monroe Securities
800/766-5560

Legal Counsel
-------------

Shapiro, Buchman, Provine & Patton LLP
John Carr
1331 N. California Blvd.
Suite 320
Walnut Creek, CA 94596

Transfer Agent
--------------

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
800/356-2017
www.melloninvestor.com

Shareholder Relations
---------------------

A copy of Pacific State Bank's Form 10-K annual report filed with the Federal Reserve Board. Requests for Form 10-K or other shareholder information should be directed to:

      Carmela Johnson
      Executive Vice President,
      Chief Operations Officer,
      & Chief Financial Officer
      Pacific State Bank
      Post Office Box 1649
      Stockton, CA 95201-1649

Certified Public Accountants
----------------------------

Perry-Smith & Company
400 Capitol Mall, Suite 1200
Sacramento, CA 95814

Corporate Offices
-----------------

1889 West March Lane
Stockton, CA 95207
209/870-3200